Exhibit 99.1

VITRU BRASIL EMPREENDIMENTOS, PARTICIPAÇÕES E COMÉRCIO S.A.

CNPJ nº 20.512.706/0001-40 NIRE 42.300.047.520

CVM Registered – No. 02705-7

MATERIAL FACT

VITRU BRASIL EMPREENDIMENTOS, PARTICIPAÇÕES E COMÉRCIO S.A ("Company"), in compliance with the regulations of the Brazilian Securities and Exchange Commission ("CVM"), particularly with the provisions of the CVM Resolutions No. 44/2021 and No. 133/2022, hereby informs its shareholders and the general public that it has engaged BTG Pactual Corretora de Títulos e Valores Mobiliários S.A., headquartered in São Paulo at Avenida Brigadeiro Faria Lima, No. 3,477, 14th floor, part, ZIP code 04538-133, registered with CNPJ/MF under No. 43.815.158/0001-22 ("BTG Pactual"), to act as Market Maker for its 134,172,428 (one hundred and thirty-four million, one hundred and seventy-two thousand, four hundred and twenty-eight) common shares, pursuant to CVM Resolution No. 133/2022, the Regulation for Accreditation of Market Makers in the Markets Managed by B3 S.A. – Brasil, Bolsa, Balcão (“B3”), the B3 Operations Trading Regulation, and other applicable rules and regulations.

The Company’s shares will begin trading on the B3 as of June 10, 2024, under the ticker "VTRU3".

The Market Maker Services Agreement entered into between the Company and BTG Pactual (“Agreement”) aims to promote the liquidity of the Company's common shares and shall have a term of 12 (twelve) months from the date of its signing, automatically extendable for equal periods if there is no contrary manifestation by the parties. The aforementioned Agreement may also be terminated at any time and without any cost by either party, upon written notice sent to the other party with at least 30 (thirty) days prior notice of the termination date.

The Company further informs that there is no agreement between BTG Pactual and the controlling shareholders regulating the exercise of voting rights or the purchase and sale of securities issued by the Company.

BTG Pactual will commence its activities as of June 10, 2024.

Florianópolis, June 7, 2024.

William Victor Kendrick de Matos Silva

Chief Executive, Financial and Investor Relations Officer

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward Looking Statements

This communication includes “forward-looking statements” within the meaning of the U.S. federal securities laws. Statements contained herein that are not clearly historical in nature are forward-looking, and the words “anticipate,” “believe,” “continues,” “expect,” “estimate,” “intend,” “project” and similar expressions and future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “can,” “may,” or similar expressions are generally intended to identify forward-looking statements. These forward-looking statements speak only as of the date hereof and are based on Vitru’s current plans, estimates of future events, expectations and trends that affect or may affect our business, financial condition, results of operations, cash flow, liquidity, prospects and the trading price of Vitru’s securities, and are subject to several known and unknown uncertainties and risks, many of which are beyond Vitru’s control. As a consequence, current plans, anticipated actions and future financial position and results of operations may differ significantly from those expressed in any forward-looking statements in this communication. You are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented. Vitru does not undertake any obligation to update publicly or to revise any forward-looking statements after we distribute this communication because of new information, future events, or other factors.